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                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 22,500,000 shares of Common Stock, no par value per share, and 1,000,000 shares of Preferred Stock, no par value per share. Immediately prior to the closing of this offering, after giving effect to the Taylor Conversion, the PIK Issuance and the Debenture Conversion, there will be 6,003,576 shares of Common Stock issued and outstanding and held by 18 shareholders of record. Upon the closing of this offering, there will be no shares of Preferred Stock outstanding.

COMMON STOCK

    The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters on which shareholders are entitled or permitted to vote. Such holders may not cumulate votes in the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all the directors standing for election. The holders of Common Stock are entitled to receive such dividends as may lawfully be declared by the Board of Directors out of funds legally available therefor and to share pro rata in any other distribution to the holders of Common Stock, subject to any preferential dividend rights of any Preferred Stock then outstanding. See "Dividend Policy." The holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment of liabilities in the event of any liquidation, dissolution or winding up of the affairs of the Company, subject to the prior rights of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive rights. There are no conversion rights, redemption or sinking fund provisions or fixed dividend rights with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued in this offering, upon payment therefor, will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    The Company's Articles of Incorporation authorize the Board of Directors, without shareholder approval, to issue shares of Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without approval of the holders of Common Stock, shares of Preferred Stock which have voting, dividend or liquidation rights superior to the shares of Common Stock and which may adversely affect the rights of holders of shares of Common Stock. The issuance of shares of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of shares of Common Stock and could have the effect of discouraging, delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

TAYLOR EXCHANGEABLE SHARES

    As part of the Taylor Transaction, the Company caused Taylor to issue 767,112 shares of Class C Exchangeable Shares to the former shareholders of Taylor (the "Taylor Exchangeable Shares"). The Taylor Exchangeable Shares have no voting rights or any right to dividends or distributions or to share in the assets of Taylor upon its liquidation. Each Taylor Exchangeable Share is convertible at any time into one share of Common Stock of the Company.

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CONVERTIBLE SUBORDINATED DEBENTURE

    In September 1987, the Company issued a 6.0% Convertible Subordinated Debenture to a shareholder of the Company in the principal amount of $300,000 (the "Convertible Debenture"). Interest is payable monthly on the outstanding principal amount of the Convertible Debenture at a rate of 6.0% per annum. At any time prior to December 1, 1997, the holder of the Convertible Debenture may convert all or part of the principal balance thereunder into Common Stock at a price of $0.74 per share. In June 1996, the shareholder converted $50,000 of the Convertible Debenture into 67,872 shares of Common Stock. The shareholder holding the Convertible Debenture has agreed that, upon the closing of this offering, the outstanding balance of the Convertible Debenture will be converted into 339,366 shares of Common Stock.

CERTAIN STATUTORY PROVISIONS

     The Company is subject to Section 7.85 of the Business Corporation Act of Illinois ("Section 7.85"). Section 7.85 prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder," unless the proposed "business combination" receives (i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class, and (ii) the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested shareholders voting together as a single class. For purposes of
Section 7.85, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an "interested shareholder" is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of the combined voting power of the outstanding Voting Shares.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Articles of Incorporation and By-laws contain a number of provisions related to corporate governance and to the rights of shareholders. In particular, the Company's By-laws provide that shareholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for certain other shareholder business to be conducted at any meeting of the shareholders. The existence of these provisions in the Company's Articles of Incorporation and By-laws may have the effect of discouraging a change in control of the Company and limiting shareholder participation in certain transactions or circumstances by limiting shareholders' participation to annual and special meetings of shareholders and making such participation contingent upon adherence to certain prescribed procedures.

     In addition, the Company's Articles of Incorporation and By-laws provide that the number of directors of the Company will be fixed at six, and unless the Board of Directors otherwise determines, a majority of the directors then in office may fill any vacancies on the Board of Directors. Certain provisions of the Company's Articles of Incorporation and By-laws may impede changes in majority control of the Board of Directors. The Company's Articles of Incorporation provide that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, it would take two annual elections to replace a majority of the Company's Board of Directors. The Articles of Incorporation further provide that directors may be removed prior to the expiration of their terms only for cause, and that there are no cumulative voting rights in the election of directors. The By-laws of the Company provide that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office.

     As discussed above under "Preferred Stock," the Articles of Incorporation authorize the creation and issuance of one or more series of Preferred Stock. In the event of a proposed merger, tender offer or

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other attempt to gain control of the Company that the Board of
Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of Preferred Stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understanding for the issuance of any Preferred Stock.

     The provisions of the Articles of Incorporation and the By-laws summarized above may tend to deter any potential unsolicited or hostile takeover attempt or other efforts to obtain control of the Company and thereby deprive some shareholders of opportunities to sell shares of the Company at higher than market prices.